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                                                                  Exhibit (a)(8)

Form of E-mail to All Option Holders dated August 1, 2002

Hello All -

Attached please find the tender offer Tellium filed today with the Securities and Exchange Commission. I encourage you to read it carefully as there is a lot of information in the document. As you will notice there are several exhibits. Early next week, after everyone has had a chance to go through the document at least once, I will distribute a copy of the individual exhibits you would need to complete if you choose to participate.

Here is a link to the Tender Offer document and all exhibits.

Link: https://www.sendd.com/~sendd1/08012002/164035/98302acledg.PDF

The deadline to participate in this offer is 12:00 Midnight on August 28, 2002.

If you would like a printed copy of the offer, you may request one from myself or Lynne Simler. If you plan to print the document from this email, if you can, please print the document for 2-sided printing to save paper and trees!

Lynne Simler will distribute your optionee statements from Paine Webber as of July 25, 2002 shortly via email.

PLEASE NOTE - I will be out of the office tomorrow, so please hold your questions until Monday, and remember I cannot respond to questions in email form. At next week's company meeting, we will review specific questions regarding the contents of the offer.

Thanks for your cooperation. We will contact the international employees directly, as they are not eligible to participate in this offer.

Jenniffer

Jenniffer Collins
Director of Investor Relations
Tellium
(732) 483-3112
JCollins@Tellium.com